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Exhibit 99.3

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR COMMON SHARES
OF
COGNOS INCORPORATED

This Letter of Transmittal is for use by registered holders ("Shareholders") of common shares (the "Shares") of Cognos Incorporated ("Cognos"), and together with all other required documents, must accompany certificates for Shares deposited in connection with the proposed arrangement (the "Arrangement") involving Cognos and 1361454 Alberta ULC ("Acquisition Sub"), an indirect subsidiary of International Business Machines Corporation ("IBM"), that is being submitted for approval at the special meeting of Shareholders of Cognos to be held on January 14, 2008 (the "Meeting") as described in the management proxy circular dated December 10, 2007 (the "Circular").

COMPUTERSHARE INVESTOR SERVICES INC. (THE "DEPOSITARY")
(SEE BACK COVER FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL
BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

Terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

The Effective Date of the Arrangement is expected to be on or about February 1, 2008. On the Effective Date, Shareholders (other than dissenting Shareholders) will be entitled to receive, in exchange for each Share, US$58.00 in cash (the "Consideration").

In order for Shareholders to receive the Consideration for their Shares, Shareholders must deposit the certificate(s) representing their Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Shares deposited for payment pursuant to the Arrangement. Acquisition Sub and Cognos, collectively, reserve the right, if they so elect in their absolute discretion, to instruct the Depositary to waive any irregularity contained in any Letter of Transmittal received by it.

If any Shareholder fails to surrender to the Depositary for cancellation the certificates formerly representing Shares, together with such other documents required to entitle the holder to receive payment for his/her Shares, on or before the sixth anniversary of the Effective Date, such certificates will cease to represent a claim by or interest of any former Shareholder of any kind or nature. On such anniversary date, all certificates representing Shares and cash to which the former holder was entitled shall be deemed to have been surrendered and forfeited to Acquisition Sub for no consideration.

Please note that the delivery of this Letter of Transmittal, together with your share certificate(s) representing Shares, does not constitute a vote for the Arrangement. To exercise your right to vote at the Meeting you must complete and return the form of proxy that accompanied the Circular to Cognos's transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or by fax to 1-416-263-9524 or 1-866-249-7775 (Attention: Proxy Department) no later than 5:00 p.m. (Eastern time) on January 10, 2008 or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting.

TO:	COGNOS
AND TO:	THE DEPOSITARY, at its offices set out herein.
AND TO:	ACQUISITION SUB

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) for Shares. The following are the details of the enclosed certificate(s): (Please print or type.)

Certificate Number(s)	Name of Registered Holder	Number of Shares Deposited

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The undersigned transmits herewith the certificate(s) described above for transfer and cancellation upon the Arrangement becoming effective.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED the undersigned surrenders and assigns to Acquisition Sub upon the Arrangement becoming effective all of the right, title and interest of the undersigned in and to the Shares represented by the enclosed certificate(s) (the "Deposited Shares") and in and to any and all dividends, interest, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "Distributions") which may be declared, paid, issued, accrued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after the effective time of the arrangement (the "Effective Time"), as well as the right of the undersigned to receive any and all Distributions, and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Cognos. If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of the undersigned, then (i) in the case of any cash dividend, distribution or payment that does not exceed the cash purchase price per Share, the Consideration payable per Share pursuant to the Arrangement will be reduced by the amount of any such dividend or distribution received in respect of that Share, and (ii) in the case of any such cash Distribution in an amount that exceeds the cash purchase price per Share in respect of which the Distribution is made, or in the case of any other Distribution, the undersigned shall promptly pay or deliver the whole of any such Distribution to the Depositary for the account of Acquisition Sub, together with appropriate documentation of transfer for such Distribution.

The undersigned acknowledges receipt of the Circular and the undersigned represents and warrants that (i) the undersigned is the registered holder of the Deposited Shares, (ii) the Deposited Shares are owned by the undersigned free and clear of all liens, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the Consideration is paid, none of Acquisition Sub, IBM, Cognos or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares, (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any Deposited Shares to any other person, (v) the surrender of the Deposited Shares complies with applicable laws, (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on the business day preceding the date of the Meeting or, in the event that the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the last business day preceding the date the Meeting is reconvened or held, as the case may be, the undersigned will not transfer or permit to be transferred any of such Deposited Shares except pursuant to the Arrangement, and (vii) upon the Arrangement becoming effective, Acquisition Sub will acquire good title to the Deposited Shares free and clear of all liens. The representations and warranties of the undersigned shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares, and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive death or legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Acquisition Sub and the Depositary, upon the Arrangement becoming effective, to mail the cheques by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. If no address is provided, cheques will be forwarded to the address of the Shareholder as shown on the register of our transfer agent. Should the Arrangement not proceed for any reason, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

Pursuant to rules of the Canadian Payments Association, a C$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada's clearing system. As a result, any payment to the undersigned in excess of C$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of C$25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Effective Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Arrangement.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address as it appears on the securities register of Cognos.

It is understood that the undersigned will not receive payment in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at the address set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further understood that no interest will accrue to the benefit of the undersigned on the Consideration payable in respect of the Deposited Shares in connection with the Arrangement. The undersigned further represents and warrants that the payment of the Consideration in respect of the Deposited Shares will completely discharge any obligations of IBM, Acquisition Sub, Cognos and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d'avoir requis que tout contrat attesté par l'arrangement et son acceptation par cette lettre d'envoi, de méme que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.

BLOCK A ISSUE CHEQUE IN NAME OF — TO BE COMPLETED BY ALL SHAREHOLDERS:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security No.)

BLOCK B SEND CHEQUE (UNLESS BLOCK "C" IS CHECKED) TO:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)

BLOCK C PICK-UP INSTRUCTIONS (UNLESS BLOCK "B" IS CHECKED)
☐ Hold cheque for pick-up at the office of the Depositary

BLOCK D RESIDENT OF CANADA FOR INCOME TAX PURPOSES — TO BE COMPLETED BY ALL SHAREHOLDERS
☐ The undersigned represents that they are a resident of Canada for tax purposes.
OR
☐ The undersigned represents that they are not a resident of Canada for tax purposes.

BLOCK E STATUS AS UNITED STATES HOLDER — TO BE COMPLETED BY ALL SHAREHOLDERS

A United States holder ("U.S. Holder") is any Shareholder that is either (A) providing an address in Block "A" that is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes, as defined on page 7.
Indicate whether you are a U.S. Holder or are acting on behalf of a U.S. Holder:
☐ The owner of Shares signing on page 4 represents that it is not a U.S. Holder and is not acting on behalf of a U.S. Holder.
OR
☐ The owner of Shares signing on page 4 is a U.S. Holder or is acting on behalf of a U.S. Holder.

To avoid U.S. backup withholding, if you are a U.S. Holder or acting on behalf of a U.S. Holder, you must complete Substitute Form W-9 on page 5 or otherwise provide certification that you are exempt from backup withholding, as provided in the Instructions. If you require a Form W-8 please contact the Depositary. You can find more information on page 7 (see Instruction 9, "Important Tax Information for U.S. Holders").

BLOCK F SIGNATURE — TO BE COMPLETED BY ALL SHAREHOLDERS
Dated:

Signature of Shareholder or Authorized Representative (see Instruction 4)
Name of Shareholder (please print or type)
Name of Authorized Representative (if applicable) (please print or type)
Signature guaranteed by (if required under Instruction 3):
Authorized Signature
Name of Guarantor (please print or type)
Address (please print or type)

TO BE COMPLETED ONLY BY U.S. PERSONS

SUBSTITUTE FORM W-9
	Part 1 — PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER ("TIN") IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW. (For most individuals, this is your Social Security Number ("SSN"). If you do not have a TIN, or for further instructions, see the enclosed Guidelines for Certification of TIN on Substitute form W-9 ("Guidelines").	Name Social Security Number (TIN) (if awaiting TIN, write "Applied For") Employer Identification Number

Part 2 — For Payees exempt from backup withholding, check the Exempt box below. See the enclosed Guidelines. Exempt ☐

Name (as shown on your income tax return):
Business Name (if different from above):

Department of the	Please check appropriate box
Treasury	☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other
Internal Revenue	Address:
Service	City: State: Zip Code:

Part 3 — Certification — Under the penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me),
Payer's Request for TIN and Certification	(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).

(UNITED STATES PERSONS ONLY)	Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such item (2).

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here
SIGNATURE
DATE

NOTE:    FAILURE TO PROPERLY COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY GROSS REPORTABLE PAYMENTS MADE TO YOU PURSUANT TO THE ARRANGEMENT. FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A US$50 PENALTY, UNLESS SUCH FAILURE IS DUE TO REASONABLE CAUSE AND NOT WILLFUL NEGLECT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATION IF YOU WROTE
"APPLIED FOR" IN PART 1 OF THIS SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TIN
I certify under penalties of perjury that a TIN has not been issued to me, and either (1) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part 1 above, (and the fact that I have completed this Certification of Awaiting TIN), if I do not provide a TIN by the time of payment, 28% of all gross reportable payments made to me will be withheld.
Signature: Date: , 2007

INSTRUCTIONS

        1.     Use of Letter of Transmittal

(a)
In order to permit the timely receipt of the cash proceeds payable in connection with the Arrangement, it is recommended that this Letter of Transmittal (or manually signed facsimile thereof) together with accompanying certificate(s) representing Shares be received by the Depositary at the office specified below before 5:00 p.m. (Toronto time) on January 11, 2008 or, in the event of any adjournment or postponement of the Meeting, no later than 5:00 p.m. (Toronto time) on the business day before the adjourned or postponed Meeting is reconvened or held, as the case may be. Do not send the certificates or this Letter of Transmittal to Cognos or Acquisition Sub.

(b)
The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. Acquisition Sub and Cognos recommend that the necessary documentation be hand delivered to the Depositary at its office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2.     Signatures

        This Letter of Transmittal must be filled in, dated and signed by the holder of Shares described above or by such holder's duly authorized representative (in accordance with Instruction 4).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)
such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

(c)
If any of the Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Shares.

3.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of our transfer agent, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. Certain Canadian credit unions may also be members.

4.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal or any share transfer power of attorney is executed by a person as an or on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Acquisition Sub or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.     Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)
If Deposited Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits of Shares will be accepted.

(d)
The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)
Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at its office at the address listed below. This Letter of Transmittal is also available at www.sedar.com.

(f)
It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular and discuss any questions with a tax advisor.

(g)
Cognos and Acquisition Sub reserve the right, if either so elects in its sole discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

6.     Lost Certificates

        If a Share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary together with an affidavit made by the person claiming the loss describing the fact that the certificate has been lost, stolen or destroyed. The Depositary will respond with the replacement requirements, which shall include giving a bond or indemnity satisfactory to Acquisition Sub and Cognos.

7.     Return of Certificates

        If the Arrangement does not proceed for any reason, any certificate(s) for Shares received by the Depositary will be returned to you forthwith to your address as it appears on the securities register of our transfer agent.

8.     Payment and Delivery Instructions

        In all cases, each of Block "A", Block "D", Block "E" and Block "F" should be completed and either Block "B" or Block "C" should be completed.

9.     Important Tax Information for U.S. Holders

        PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, COGNOS IS INFORMING YOU THAT (A) THIS DISCUSSION IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE ARRANGEMENT BY COGNOS, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        To prevent backup withholding, each U.S. person (as defined below) who owns Shares, or person acting on behalf of such U.S. person, must furnish a correct U.S. TIN by properly completing the Substitute form W-9 as described more fully below.

        If the Substitute Form W-9 is not applicable to a U.S. Holder because such holder is not a U.S. person for United States federal income tax purposes, but provided a mailing address in the United States in Block "A", such holder will instead need to submit an appropriate and properly completed IRS form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8ECI, W-8EXP or substitute form) may be obtained from the Depositary.

        You are a U.S. person if you are, for U.S. federal income tax purposes, an individual citizen or a resident of the United States (including a U.S. resident alien), a corporation or partnership (or other entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more "U.S. persons" (as defined in the Internal Revenue Code of 1986, as amended) are authorized to control all substantial decisions of the trust (or certain electing trusts).

        Each Shareholder of Shares is urged to consult his, her or its own tax advisor to determine whether such holder is required to furnish a Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

        Each U.S. person is required to provide the Depositary with his, her or its correct TIN and with certain other information on a Substitute Form W-9, which is attached above, and to certify under penalties of perjury that (1) the TIN provided is correct (or that such U.S. person is awaiting a TIN), that (2) (a) the U.S. person is exempt from backup withholding, or (b) the U.S. person has not been notified by the IRS that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified the U.S. person that the U.S. person is no longer subject to backup withholding, and that (3) the holder is a U.S. person.

        Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder that is a U.S. person must enter its correct TIN in Part I or Substitute Form W-9, check the "Exempt" box in Part 2 of such form, and complete, sign and date the form. See the Guidelines.

        The TIN is generally the U.S. person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Shares. If Shares are held in more than one name or are not registered in the name of the actual owner, consult the Guidelines for information on which TIN to report.

        If a U.S. person does not have a TIN, such holder should: (i) consult the Guidelines for instructions on applying for a TIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) complete, sign and date the Substitute Form W-9 and the Certification of Awaiting TIN set out in this document.

        In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and, if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

        Failure to provide the required information on the Substitute Form W-9 may subject the U.S. person to a US$50 penalty imposed by the IRS for each such failure and backup withholding of a portion of any payment received in exchange for Shares. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

        A U.S. HOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND GENERALLY MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

FOR U.S. PERSONS ONLY

GUIDELINES FOR CERTIFICATION OF
TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to give the Payer — SSNs have nine digits separated by two hyphens: i.e. 000-00-0000. EINs numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the tax payer. All "Section" references are to the Internal Revenue Code of 1986, as amended.

WHAT NAME AND NUMBER TO GIVE THE REQUESTER

For this type of account:	Give the name and social security number of	For this type of account:	Give the name and employer identification number of
1. Individual	The individual	1. A valid trust, estate or pension trust	The legal entity(4)
2. Two or more individuals (joint account)	The actual owner of the account, or if combined funds, the first individual on the account(1)	2. Corporate or LLC electing corporate status on Form 8832	The corporation
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)	3. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
4.a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)	4. Partnership or multi-member LLC treated as a partnership	The partnership
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)	5. A broker or registered nominee	The broker or nominee
5. Sole proprietor or single-owner LLC	The owner(3)	6. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments.	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
If you are an individual, you must show your individual name, but you also may enter your business or "doing business as" name ("DBA") on the business name line. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF
TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Specific Instructions

Name.    If you are an individual, you generally must enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

        If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the Substitute Form W-9.

Sole proprietor.    Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade or "doing business as (DBA)" name on the "Business Name" line.

Limited liability company (LLC).    If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner's name on the "Name line". Enter the LLC's name on the "Business Name" line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for "Other" and enter "LLC" in the space provided.

Caution:    A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities.    Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business Name" line.

Note.    You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

        If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt" box in Part 2 of the Substitute Form W-9, sign and date the form.

        Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations generally are exempt from backup withholding.

Note.    If you are exempt from backup withholding, you should complete and return the Substitute Form W-9 as described above to avoid possible erroneous backup withholding.

Exempt payees.    Backup withholding is not required on any payments made to the following payees:

1.
An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

2.
The United States or any of its agencies or instrumentalities.

3.
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

4.
A foreign government or any of its political subdivisions, agencies, or instrumentalities.

5.
An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6.
A corporation,

7.
A foreign central bank of issue,

8.
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.
A futures commission merchant registered with the Commodity Futures Trading Commission,

10.
A real estate investment trust,

11.
An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.
A common trust fund operated by a bank under section 584(a),

13.
A financial institution,

14.
A middleman known in the investment community as a nominee or custodian, and

15.
A trust exempt from tax under section 664 or described in section 4947.

Part 1 — Enter your TIN on the appropriate line.

        If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number ("ITIN"). Enter it on the SSN line. If you do not have an ITIN, see How to get a TIN below.

        If you are sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

        If you are a single-owner LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter the owner's SSN (or EIN, if the owner has one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN.

Note:    See the chart on the previous page for further clarification of name and TIN combinations.

How to get a TIN.    If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5. Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/online/ss-5.pdf. You also may get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. You may get forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS's Internet Web Site at www.irs.gov.

        If you do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. Generally you will have 60 days to get a TIN and give it to the requester before backup withholding made on payments is remitted to the IRS. You will be subject to backup withholding until you provide your TIN to the requester.

Note.    Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Part 3 — Certification

        To certify to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9.

        For a joint account, only the person whose TIN is shown in Part 1 should sign (when required).

Privacy Act Notice

        Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report certain payments to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS also may disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal non-tax criminal law or to federal law enforcement or to intelligence agencies to combat terrorism.

        You must provide your TIN whether or not you are required to file a tax return and a payee who does not give a TIN to a payer generally is subject to backup withholding tax of 28% of the gross reportable payments. Certain penalties may also apply.

The Depositary is:
 COMPUTERSHARE INVESTOR SERVICES INC.

By Mail
P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attention: Corporate Actions
By Registered Mail, Hand or by Courier
100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions
Toll Free (North America): 1-800-564-6253 Overseas: 1-514-982-7555 E-Mail: corporateactions@computershare.com

The U.S. Forwarding Agent is: Computershare Trust Company, N.A.
By Mail:	By Hand or by Courier:
Attention: Corp Act CPU Canada P.O. Box 43011 Providence, RI 02940-3014	Attention: Corp Act CPU Canada 250 Royall Street Canton, MA 02021

QuickLinks

  Exhibit 99.3
INSTRUCTIONS
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9